UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 6, 2002

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction* *of incorporation or organization)*	*(I.R.S. Employer* *Identification No.)*

1600 Smith Street, Dept. HQSCE **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item 9.   Regulation FD Disclosure.

On December 4 and December 6, 2002, Continental Airlines, Inc. filed Form 8-Ks with the Securities and Exchange Commission presenting information relating to its financial outlook for the remainder of 2002 and 2003. The Form 8-Ks included information regarding Continental Airlines estimates for available seat miles ("ASMs") growth and load factors for its Continental Express operations. Continental Express is operated by ExpressJet Airlines, Inc., which provides Continental Airlines with all of its regional jet airline capacity at its hub airports in Houston, Cleveland and New York/Newark. ExpressJet Airlines is owned by ExpressJet Holdings, Inc.

Continental Airlines stated that the estimated 2002 year-over-year percentage change in ASMs for Continental Express are 23% for the fourth quarter and 14.5% for the full year. Further, it estimates the 2003 ASM growth numbers are 23%, 27%, 33% and 36% for the first through fourth quarters, respectively, and 31% for the full year 2003. Continental Airlines estimates the load factors for Continental Express are 62% - 63% for the fourth quarter and full year 2002 and 64% - 65% for the full year 2003.

Please note the foregoing contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect expectations and assumptions about future events and are subject to uncertainties and other factors. Some of the known risks that could significantly impact operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could affect our actual results are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described above. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: December 6, 2002

<u>**/s/ Frederick S. Cromer**</u>

Frederick S. Cromer
Vice President and CFO